CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

RECEIVED

2006 MAY 11 P 12:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

2 May 2006




06013334

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Annual Report and Accounts	25/04/2006

Yours faithfully,

Nicola Perera
Assistant Company Secretary
& Counsel

REG-Catlin Group Limited Annual Report and Accounts
Released: 25/04/2006

RNS Number:9501B
Catlin Group Limited
25 April 2006

Catlin Group Limited
25 April 2006

Annual Report and Accounts 2005 and associated documentation

Copies of the following documents have been submitted to the UK Listing Authority:

1. Annual Report and Accounts 2005;
2. Notice of Annual General Meeting to be held on 6 June 2006;
3. Form of Proxy; and
4. Form of Direction.

These will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 4HS

A PDF version of the Annual Report and Accounts and the Notice of Annual General Meeting can also be viewed on the "Report & Presentations" page within the "Investor Relations" section of the Catlin Group Limited's website (www.catlin.com).

This information is provided by RNS
The company news service from the London Stock Exchange

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